UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ARGAN, INC.
(Name of Issuer)
Common Stock, par value $0.15 per share
(Title of Class of Securities)
04010E 10 9
(CUSIP Number)
Thomas A. Klee, Esq.
Law Office of Thomas A. Klee
55 Bath Crescent Lane
Bloomfield, Connecticut 06002
860-242-0004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04010E 10 9

1	NAMES OF REPORTING PERSONS Joel M. Canino, by Carol L. Canino, Executrix of Estate of Joel M. Canino and Trustee and Co-Trustee of Trusts established by Joel M. Canino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		439,293

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		240,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		439,293

WITH	10	SHARED DISPOSITIVE POWER

		240,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	679,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.998%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	04010E 10 9
This Amendment No. 2 to the Schedule 13D is filed to report the death of Joel M. Canino and that his estate and trusts established by him no longer owned 5% of the Common Stock of the Issuer as of January 29, 2010.

Item 1.	Security and Issuer.
This statement relates to the common stock, par value $0.15 per share (the “Common Stock”) of Argan, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is One Church Street, Suite 1401, Rockville, MD 20850.

Item 2.	Identity and Background.
(a) (b) (c) Joel M. Canino, formerly a senior executive and Vice Chairman of the Board of Gemma Power Systems, LLC, a Connecticut limited liability company and subsidiary of the Issuer, filed a Schedule 13D on December 19, 2006 and filed Amendment No. 1 thereto on June 12, 2008. Mr. Canino passed away on March 13, 2009. A portion of the Common Stock held by him as reported on Amendment No. 1 to the Schedule 13D filed on June 12, 2008 became part of his estate, of which estate Carol L. Canino is Executrix. Certain other shares of the Common Stock held by him as reported on Amendment No. 1 to the Schedule 13D filed on June 12, 2008 were held as follows: in five trusts for the benefit of the five children of Joel M. Canino and Carol L. Canino, of which trusts Carol L. Canino is co-Trustee; in a revocable trust of which trust Carol L. Canino is successor co-Trustee; and in a Grantor Retained Annuity Trust of which Carol L. Canino is sole successor Trustee. In her capacity as Executrix, Trustee and co-Trustee, Carol L. Canino (the “Filing Person”) is filing this Amendment No. 2 to the Schedule 13D. The address of Carol L. Canino is c/o Jeffrey Stein, Esq., 28 North Main Street, Suite G-01, West Hartford, CT 06107-1928.
(d) (e) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person or Member of the Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable as no purchases of the Common Stock have been made since the death of Joel M. Canino.

CUSIP No.	04010E 10 9

Item 4.	Purpose of Transaction.
The Filing Person has no plans or proposals which relate to or may result in any of the following:
(a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(c) A sale or transfer of a material amount of the Issuer’s assets;
(d) A change in the Issuer’s present Board of Directors or management, including to change the number of directors or to fill any vacancies on the Board;
(e) A material change in the Issuer’s present capitalization or dividend policy;
(f) Any other material change in the Issuer’s business or corporate structure; or
(g) Changes in the Issuer’s charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person.

Item 5.	Interest in Securities of the Issuer.
(a) As of January 29, 2010, the date on which the Filing Person ceased to be the beneficial owner of 5% of the Common Stock, the Filing Person may be deemed to be the beneficial owner by reason of her positions as Executrix, Trustee and co-Trustee of 679,293 shares of the Common Stock, representing 4.998% of the outstanding Common Stock.
Note: All percentages of share ownership reported in this Amendment No. 2 to Schedule 13D are based on 13,587,494 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed June 8, 2010.
(b) The Filing Person has sole power to vote and dispose of such shares held by her as Executrix or Trustee and shares the power to vote and dispose of such shares held by her as co-Trustee.
(c) In the 60 days on and prior to January 29, 2010, the date on which the Filing Person ceased to be the beneficial owner of 5% of the Common Stock, the following open market sales of the Common Stock were effected:

CUSIP No.	04010E 10 9

		No. of	Price per
Date	Entity	Shares	Share
1/29/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	5,300	14.0255
1/28/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	3,800	14.0005
1/27/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	4,120	14.0021
1/26/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	10,000	14.0012
1/25/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	1,280	14.0000
1/21/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	1,500	14.0633
1/20/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	24,000	14.1493
1/19/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	16,500	14.1351
1/15/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	40,000	14.1041
1/14/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	14,500	14.2652
1/13/10	Joel M. Canino Trusts F/B/O Cherlyn M. Bernas, Teo M. Canino, Joel W. Canino, Ramona C. Canino and Micheal J. Canino	4,000	14.4184
12/29/09	Estate of Joel M. Canino	5,985	13.5549
12/23/09	Estate of Joel M. Canino	9,656	13.1978
12/22/09	Estate of Joel M. Canino	3,207	13.1833
12/1/09	Estate of Joel M. Canino	200	13.0000

CUSIP No.	04010E 10 9
(d) Not applicable.
(e) The Filing Person ceased to be the beneficial owner of more than 5% of the Common Stock on January 29, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.	Material to be Filed as Exhibits.
None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2010	/s/ CAROL L. CANINO
Carol L. Canino, in her capacity as Executrix,
Trustee and Co-Trustee